On January 14, 2000, a Special Meeting of the
 Shareholders was held to approve the Investment
Advisory Agreement between MetaMarkets.com
Funds, on behalf of the OpenFund, and MetaMarkets
Investments LLC.

		 		 % of		% of
				Outstanding	Shares
           No. of Shares	Shares		Voted

FOR:            567,786		     78.83%	  99.80%
AGAINST:             59		      0.01%	   0.01%
ABSTAIN:          1,058		      0.15%	   0.19%
TOTAL:          568,903		     78.99%  	 100.00%